UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CounterPath Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
222286 10 6
(CUSIP Number)
Steven Bruk 2410 – 650 West Georgia Street Vancouver, British Columbia Canada V6B 4N7 Telephone: 604-689-8336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222286 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 18,732,344(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 18,732,344(1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,732,344(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 20.1%(2)
14. Type of Reporting Person (See Instructions): IN

(1)

Steven Bruk is the legal and beneficial owner of 4,252,344 shares. Mr. Bruk’s spouse, Karen Bruk, is the legal owner of 730,000 shares. Karen Bruk is also the sole shareholder of KMB Trac Two Holdings Ltd. KMB Trac Two Holdings Ltd. is the legal owner of 10,000,000 shares. KMB Trac Two Holdings Ltd. also holds warrants to purchase 3,750,000 shares of common stock of the Issuer, which warrants are exercisable into shares of common stock at a price of US$0.80 per share for a period of three years following the issuance of the warrants. Steven Bruk exercises investment power over the shares of common stock held by Karen Bruk and KMB Trac Two Holdings Ltd. and will exercise investment power over the shares of common stock issuable upon exercise of the warrants.

(2)	Assuming exercise of all of the warrants as described in footnote 1.

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CUSIP No. 222286 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Karen Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 14,480,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 14,480,000(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,480,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 15.5%
14. Type of Reporting Person (See Instructions): IN

(1)

Karen Bruk (spouse of Mark Bruk) is the legal owner of 730,000 shares Karen Bruk is also the sole shareholder of KMB Trac Two Holdings Ltd. KMB Trac Two Holdings Ltd. is the legal owner of 10,000,000 shares. KMB Trac Two Holdings Ltd. also holds warrants to purchase 3,750,000 shares of common stock of the Issuer, which warrants are exercisable into shares of common stock at a price of US$0.80 per share for a period of three years following the issuance of the warrants. Steven Bruk exercises investment power over the shares of common stock held by Karen Bruk and KMB Trac Two Holdings Ltd. and will exercise investment power over the shares of common stock issuable upon exercise of the warrants.

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CUSIP No. 222286 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KMB Trac Two Holdings Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 13,750,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,750,000(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,750,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 14.7%
14. Type of Reporting Person (See Instructions): CO

(1)

KMB Trac Two Holdings Ltd., a corporation wholly-owned by Karen Bruk (spouse of Steven Bruk), is the legal owner of 10,000,000 shares. KMB Trac Two Holdings Ltd. also holds warrants to purchase 3,750,000 shares of common stock of the Issuer, which warrants are exercisable into shares of common stock at a price of US$0.80 per share for a period of three years following the issuance of the warrants. Steven Bruk exercises investment power over the shares of common stock held by Karen Bruk and KMB Trac Two Holdings Ltd. and will exercise investment power over the shares of common stock issuable upon exercise of the warrants.

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                This Schedule 13D is being filed on behalf of Steven Bruk, Karen Bruk and KMB Trac Two Holdings Ltd. (“Holdco”) relating to the shares of common stock of CounterPath Solutions, Inc. (the “Issuer”), a corporation existing under the laws of the State of Nevada.

Item 1.	Security And Issuer

This Statement relates to the common stock (the "Shares") of the Issuer. The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard Street, Vancouver, BC V7X 1M3.

Item 2.	Identity And Background

This statement is filed on behalf of Steven Bruk, Karen Bruk and Holdco. Steven Bruk and Karen Bruk are each other’s spouse.

Steven Bruk is a Canadian citizen, resides at 3790 Southridge Avenue, West Vancouver, British Columbia, Canada V7V 2J1 and he has no principal occupation.

Karen Bruk is the sole shareholder of Holdco, a holding company with a mailing address at 900 – 200 Burrard Street, Vancouver, British Columbia, Canada V7X 1T2. Holdco is organized under the laws of the Province of British Columbia.

Karen Bruk is the President and sole director of Holdco, the only executive officer and director of Holdco. Mrs. Bruk is a Canadian citizen, resides at 3790 Southridge Avenue, West Vancouver, British Columbia, Canada V7V 2J1 and she has no principal occupation.

During the last five years, none of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Loan Conversion Agreement, dated August 2, 2007 between the Issuer and Holdco, the Issuer agreed to convert $3,000,000 of the Issuer’s outstanding convertible debt held by Holdco into shares of common stock of the Issuer, at a conversion price per share of $0.40.

Pursuant to a Private Placement Subscription Agreement, dated August 2, 2007 between the Issuer Holdco, the Issuer agreed to sell shares of common stock of the Issuer to Holdco for aggregate proceeds of $1,000,000, at a price per share of $0.40. Holdco used working capital to purchase the shares of common stock of the Issuer.

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Item 4.	Purpose of Transaction

Steven Bruk, Karen Bruk and Holdco acquired their respective Shares for investment purposes. In that connection, Steven Bruk, Karen Bruk and Holdco may meet or have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. Steven Bruk, Karen Bruk and Holdco intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, may acquire additional securities of the Issuer as they deem appropriate. Alternatively, Steven Bruk, Karen Bruk and Holdco may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

At this time, none of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer, has the intention of acquiring additional Shares, although each of them reserves the right to make additional purchases on the open market, in private transactions and from treasury. None of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer, has any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer

Steven Bruk has the sole power to direct the vote of, and accordingly has beneficial ownership of, 18,732,344 Shares which are registered in his, Karen Bruk’s and Holdco’s name, including the 3,750,000 shares issuable to Holdco upon exercise of the warrants, representing approximately 20.1% of the Issuer's Shares.

Karen Bruk has shared power to vote and shared power to dispose or to direct the disposition of 14,480,000 Shares. Karen Bruk does not have the sole power to vote or direct the vote and does not have sole power to dispose or to direct the disposition of any Shares.

Holdco has shared power to vote and shared power to dispose or to direct the disposition of 13,750,000 Shares, which includes warrants to purchase 3,750,000 Shares. Holdco does not have the sole power to vote or direct the vote and does not have sole power to dispose or to direct the disposition of any Shares.

None of Steven Bruk, Karen Bruk, Holdco or, to the knowledge of Holdco, its sole director and officer, effected any transactions in such Shares during the past 60 days other than as disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit A, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement

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Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 20, 2007

Date

/s/ Steven Bruk

Signature

Steven Bruk

Name/Title

/s/ Karen Bruk

Signature

Karen Bruk

Name/Title

/s/ Karen Bruk

Signature

Karen Bruk, President and Director of KMB Trac Two Holdings Ltd.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

August 20, 2007

Date

/s/ Steven Bruk

Signature

Steven Bruk

Name/Title

/s/ Karen Bruk

Signature

Karen Bruk

Name/Title

KMB TRAC TWO HOLDINGS LTD.

/s/ Karen Bruk

Signature

Karen Bruk, President and Director

Name/Title

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CW1362969.1